Exhibit 4.1

SEVENTH SUPPLEMENTAL INDENTURE

This SEVENTH SUPPLEMENTAL INDENTURE (this “Seventh Supplemental Indenture”), dated as of December 7, 2015, among Gevo, Inc., a company duly incorporated and existing under the laws of Delaware, United States of America, and having its principal executive office at 345 Inverness Drive South, Building C, Suite 310, Englewood, CO 80112 as Issuer (the “Company”), the guarantors listed on the signature page hereof (each, a “Guarantor” and, collectively, the “Guarantors”), Wilmington Savings Fund Society, FSB, as Trustee (in such capacity, the “Trustee”), Wilmington Savings Fund Society, FSB, as Collateral Trustee (in such capacity, the “Collateral Trustee”), and WB Gevo, Ltd., as the holder of 100% of the aggregate principal amount of the outstanding Notes and the “Requisite Holder” under the Indenture (as defined below) (solely in its capacity as a Holder that constitutes the Requisite Holders under the Indenture as of the date hereof, the “Requisite Holder” and, solely in its capacity as the holder of 100% of the aggregate principal amount of the outstanding Notes, the “Sole Holder”). Capitalized terms used herein without definition have the meanings given in the Indenture.

RECITALS

WHEREAS, the Company, Guarantors, the Trustee, and the Collateral Trustee have heretofore executed and delivered an indenture, dated as of June 6, 2014 (as amended, restated, supplemented or otherwise modified by that certain First Supplemental Indenture dated as of July 31, 2014 (“First Supplemental Indenture”), that certain Second Supplemental Indenture and First Amendment to Pledge and Security Agreement dated as of January 28, 2015 (“Second Supplemental Indenture”), that certain Third Supplemental Indenture dated as of May 13, 2015 (“Third Supplemental Indenture”), that certain Fourth Supplemental Indenture dated as of June 1, 2015 (“Fourth Supplemental Indenture”), that certain Fifth Supplemental Indenture dated as of August 22, 2015 (“Fifth Supplemental Indenture”), that certain Amended and Restated Sixth Supplemental Indenture (“Sixth Supplemental Indenture”) dated as of November 12, 2015, and as further amended, restated, supplemented or otherwise modified by this Seventh Supplemental Indenture, the “Indenture”), providing for the issuance by the Company of 10.0% Convertible Senior Secured Notes due 2017;

WHEREAS, Section 14.02 of the Indenture provides, among other things, that the Company, the Guarantors and the Trustee may, with the consent of the requisite percentage of Holders set forth therein, enter into an indenture or indentures supplemental thereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders under the Indenture;

WHEREAS, the Company has requested that the Requisite Holder consent to the issuance of the 2015 4Q Pre-Funded Warrants (as defined below) and the incurrence of Indebtedness by Company under the 2015 4Q Pre-Funded Warrants and that the Sole Holder consent to the Company’s and Guarantors’ entry into this Seventh Supplemental Indenture, and the Requisite Holder has agreed to consent to the issuance of the 2015 4Q Pre-Funded Warrants and the incurrence of Indebtedness by the Company under the 2015 4Q Pre-Funded Warrants and the Sole Holder has agreed to the Company’s and the Guarantors’ entry into this Seventh Supplemental Indenture, in each case, subject to the terms and conditions hereof; and

WHEREAS, the Company has requested that the Trustee and Collateral Trustee enter into this Seventh Supplemental Indenture, and with the consent of the Sole Holder, the Trustee and Collateral Trustee have agreed to enter into this Seventh Supplemental Indenture on the terms set forth below.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantors, the Trustee, Collateral Trustee, Requisite Holder and the Sole Holder hereby covenant and agree as follows:

AGREEMENT

1.           Consent to Issuance of the 2015 4Q Pre-Funded Warrants.   Notwithstanding any term or provision in the Indenture or any other Indenture Document (including the Sixth Supplemental Indenture (as amended hereby)) to the contrary, the Requisite Holder hereby consents, effective as of the date hereof, to the offering and issuance of the 2015 4Q Pre-Funded Warrants, the execution and delivery of the 2015 4Q Pre-Funded Warrant Agreement (as defined below), and the incurrence of the Indebtedness under the 2015 4Q Pre-Funded Warrants, provided that (i) the initial issuance of the 2015 4Q Pre-Funded Warrants shall have been consummated on or before December 31, 2015, (ii) such 2015 4Q Pre-Funded Warrants are on terms and conditions consistent in all material respects with the terms and conditions specified for the 2015 4Q Pre-Funded Warrants on Annex A attached hereto or as modified so long as such modifications are not adverse in any respect to the Trustee and the Holders, and (iii) the consents set forth herein shall not constitute an approval of a transaction under Section 9.01(m) of the Indenture which would enable the Company to make a cash payment (other than payment of the Inducement Cash Fees and cash payments in lieu of the issuance of fractional shares) on account of the 2013 Warrants, the 2014 Warrants, the 2015 Warrants, the 2015 Additional Warrants, the 2015 4Q Warrants, the 2015 4Q Pre-Funded Warrants or any other warrants (without triggering an Event of Default).

2.           Effectiveness; Amendments to Indenture and Sixth Supplemental Indenture. This Seventh Supplemental Indenture shall become effective immediately upon its execution and delivery by each of the Company, the Guarantors, the Trustee, the Collateral Trustee and the Sole Holder; provided that the amendments to the Indenture contemplated in clauses (a) through (f) of this Section 2 shall remain effective once in effect for so long as the conditions specified in Section 1 of this Seventh Supplemental Indenture have been satisfied; provided further that if the conditions specified in Section 1 of the Sixth Supplemental Indenture (as amended hereby) do not remain satisfied, all references to “2015 4Q Warrants” and “2015 4Q Warrant Issuance Date” shall automatically be deemed to be deleted from such provisions amended pursuant to clauses (a) through (f) of this Section 2 without any further action required by the parties hereto. The Company shall notify the Trustee (i) of the issuance of such first 2015 4Q Pre-Funded Warrant promptly following the date on which the first 2015 4Q Pre-Funded Warrant is issued and shall specify the date of such issuance or (ii) promptly after the Company shall determine that such issuance will not occur.

(a)         Section 1.01 of the Indenture is hereby amended by adding the following definitions in the appropriate alphabetical order:

“2015 4Q Pre-Funded Warrants” means the Series E Warrants issued by the Company from time to time pursuant to the 2015 4Q Pre-Funded Warrant Agreements, as amended, restated, replaced, extended, refinanced or otherwise modified from time to time, on terms and conditions consistent in all material respects with the terms and conditions specified on Annex A attached to the Seventh Supplemental Indenture.

“2015 4Q Pre-Funded Warrant Agreements” means the Pre-Funded Series E Warrants to Purchase Common Stock issued by the Company to the registered holders thereof or their permitted assigns, as amended, restated, replaced, extended, refinanced or otherwise modified from time to time.

“2015 4Q Pre-Funded Warrant Issuance Date” means the first date on which a 2015 4Q Pre-Funded Warrant is issued.

“Seventh Supplemental Indenture” means that certain Seventh Supplemental Indenture dated as of December 7, 2015 by and between Collateral Trustee, Trustee, Requisite Holder, Sole Holder, Company and Guarantors.

(b)          The definition of “Inducement Cash Fee” contained in Section 1.01 of the Indenture is hereby amended by amending and restating such section in its entirety as follows:

“Inducement Cash Fee” means the payment of certain inducement fees in the form of cash payments by Company to holders of the 2013 Warrants, 2014 Warrants, 2015 Warrants, 2015 Additional Warrants, 2015 4Q Warrants, 2015 4Q Pre-Funded Warrants and/or other warrants from time to time issued by the Company, to induce such holders to exercise their rights under such warrants, provided that (x) such fees are paid solely out of the proceeds received by Company in connection with the exercise of such warrants at their applicable stated exercise prices and (y) the payment of such fees is permitted pursuant to Section 2 of the Third Supplemental Indenture.

(c)         The definition of “Disqualified Equity Interests” contained in Section 1.01 of the Indenture is hereby amended by amending and restating the last sentence appearing in such definition as follows:

“The foregoing to the contrary notwithstanding, ‘Disqualified Equity Interests’ shall not include the 2013 Warrants, 2014 Warrants, 2015 Warrants, 2015 Additional Warrants, 2015 4Q Warrants or 2015 4Q Pre-Funded Warrants solely as a result of the Black Scholes Value payments required in connection therewith.”

(d)         Section 4.30(s) of the Indenture is hereby amended by amending and restating such section in its entirety as follows:

“(s) Indebtedness in respect of the 2013 Warrants, the 2014 Warrants, the 2015 Warrants, the 2015 Additional Warrants, the 2015 4Q Warrants and the 2015 4Q Pre-Funded Warrants.”

(e)         Section 4.33 of the Indenture is hereby amended by amending and restating clauses (vii) and (xii) in their entirety as follows:

“(vii)  Restricted Payments required in connection with (a) the exercise of warrants, (b) the conversion of convertible Indebtedness, and (c) any Inducement Cash Fee, in each case, to the extent that such conversion is for Equity Interests of the Company (and does not involve any cash payments other than in regards to the cash payment of Inducement Cash Fees and cash payments made in lieu of issuing fractional shares or payment obligations required under the terms of the 2013 Warrants, 2014 Warrants, 2015 Warrants, 2015 Additional Warrants, 2015 4Q Warrants or 2015 4Q Pre-Funded Warrants);”

“(xii) cash payments payable on account of the 2013 Warrants in effect on the date hereof, the 2014 Warrants in effect as of the 2014 Warrant Issuance Date, the 2015 Warrants in effect as of the 2015 Warrant Issuance Date, the 2015 Additional Warrants in effect as of the 2015 Additional Warrant Issuance Date, the 2015 4Q Warrants in effect as of the 2015 4Q Warrant Issuance Date, the 2015 4Q Pre-Funded Warrants in effect as of the 2015 4Q Pre-Funded Warrant Issuance Date, Inducement Cash Fees, and the cashless exercise of options and warrants in accordance with their terms;

(f)          Section 9.01(m) of the Indenture is hereby amended by amending and restating the section in its entirety as follows:

“(m) the earlier to occur of (i) the occurrence of any event, circumstance or transaction that would entitle the holders of the 2013 Warrants, 2014 Warrants, 2015 Warrants, 2015 Additional Warrants, 2015 4Q Warrants or 2015 4Q Pre-Funded Warrants to any cash payment from the Company (or otherwise require the Company to make an offer or make a cash payment to such holders) under the 2013 Warrants, 2014 Warrants, 2015 Warrants, 2015 Additional Warrants, 2015 4Q Warrants or 2015 4Q Pre-Funded Warrants other than cash payments made in lieu of the issuance of fractional shares and/or cash payments of Inducement Cash Fees or (ii) the making of a cash payment (or any offer to make such payment) under the 2013 Warrants, 2014 Warrants, 2015 Warrants, 2015 Additional Warrants, 2015 4Q Warrants or 2015 4Q Pre-Funded Warrants (in each case, other than cash payments made in lieu of the issuance of fractional shares and/or cash payments of Inducement Cash Fees) provided that in each case, no Event of Default will be triggered if the Requisite Holders approve the transaction that triggers the obligation to make a cash payment on account of the 2013 Warrants, the 2014 Warrants, the 2015 Warrants, the 2015 Additional Warrants, 2015 4Q Warrants or 2015 4Q Pre-Funded Warrants (it being understood and agreed that the Requisite Holders have consented to payment of Inducement Cash Fees pursuant to the terms and conditions set forth in the Third Supplemental Indenture).”

(g)           Section 1 of the Sixth Supplemental Indenture is hereby amended by amending and restating the section in its entirety as follows:

“1.           Consent to Issuance of the 2015 4Q Warrants. Notwithstanding any term or provision in the Indenture or any other Indenture Document to the contrary, the Requisite Holder hereby consents, effective as of the date hereof, to the offering and issuance of the 2015 4Q Warrants (as defined below), the execution and delivery of the 2015 4Q Warrant Agreement (as defined below) and the incurrence of the Indebtedness under the 2015 4Q Warrants, provided that (a) the initial issuance of the 2015 4Q Warrants shall have been consummated on or before December 31, 2015, (b) such 2015 4Q Warrants (as defined below) are on terms and conditions consistent in all material respects with the terms and conditions specified for the 2015 4Q Warrants on Annex A attached hereto or as modified so long as such modifications are not adverse in any respect to the Trustee and the Holders, and (c) the consents set forth herein shall not constitute an approval of a transaction under Section 9.01(m) of the Indenture which would enable the Company to make a cash payment (other than payment of the Inducement Cash Fees and cash payments in lieu of the issuance of fractional shares) on account of the 2013 Warrants, the 2014 Warrants, the 2015 Warrants, the 2015 Additional Warrants, the 2015 4Q Warrants or any other warrants (without triggering an Event of Default).”

(h)           Section 2 of the Sixth Supplemental Indenture is hereby amended by amending and restating the first paragraph of Section 2 in its entirety as follows:

“2.           Effectiveness; Amendments to Indenture. This Sixth Supplemental Indenture shall become effective immediately upon its execution and delivery by each of the Company, the Guarantors, the Trustee, the Collateral Trustee and the Sole Holder; provided that the amendments to the Indenture contemplated in this Section 2 shall remain effective once in effect for so long as the conditions specified in Section 1 of this Sixth Supplemental Indenture have been satisfied (for the avoidance of doubt, failure to satisfy the conditions in Section 1 hereof shall not render ineffective the amendment and restatement of the Original Sixth Supplemental Indenture evidenced hereby). The Company shall notify the Trustee (i) of the issuance of such first 2015 4Q Warrant promptly following the First Issuance Date and shall specify the date of such issuance or (ii) promptly after the Company shall determine that such issuance will not occur.”

(i)           The following definitions in Section 1.01 of the Sixth Supplemental Indenture are hereby amended by amending and restating such definitions in their entirety as follows:

“2015 4Q Warrants” means the Series D Warrants issued by the Company from time to time pursuant to the 2015 4Q Warrant Agreements, as amended, restated, replaced, extended, refinanced or otherwise modified from time to time, on terms and conditions consistent in all material respects with the terms and conditions specified on Annex A attached to the Sixth Supplemental Indenture.”

“2015 4Q Warrant Agreements” means the Series D Warrants to Purchase Common Stock issued by the Company to the registered holders thereof or their permitted assigns, as amended, restated, replaced, extended, refinanced or otherwise modified from time to time.

(j)           Annex A attached to the Sixth Supplemental Indenture is hereby amended, restated and replaced by Annex A attached hereto at Annex B.

3.           Indenture Supplemented; Ratification of Indenture.   This Seventh Supplemental Indenture is supplemental to the Indenture and does and shall be deemed to form a part of, and shall be construed in connection with and as part of, the Indenture for any and all purposes. Except as specifically modified herein, the Indenture, as amended, restated, supplemented or otherwise modified by the First Supplemental Indenture, the Second Supplemental Indenture, Third Supplemental Indenture, Fourth Supplemental Indenture, Fifth Supplemental Indenture, Sixth Supplemental Indenture (as amended hereby) and this Seventh Supplemental Indenture and the Notes, are in all respects ratified and confirmed, and shall remain in full force and effect in accordance with their terms.

4.           Consent of Sole Holder.   Pursuant to Sections 1.04 and 14.02 of the Indenture, by its signature below, the Sole Holder hereby consents, effective as of the date hereof, to the entry into this Seventh Supplemental Indenture by the Company, the Guarantors, the Trustee and the Collateral Trustee and to the amendments to the Indenture set forth in Sections 1 and 2 of this Seventh Supplemental Indenture.

5.           Trustee and Collateral Trustee.   Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee and the Collateral Trustee by reason of this Seventh Supplemental Indenture. This Seventh Supplemental Indenture is executed and accepted by the Trustee and the Collateral Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto. The Trustee and the Collateral Trustee make no representation or warranty as to the validity or sufficiency of this Seventh Supplemental Indenture. Additionally, the Trustee and the Collateral Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company and the Guarantors, and the Trustee and the Collateral Trustee make no representation with respect to any such matters.

6.          Guarantors.    Each Guarantor, for value received, hereby expressly acknowledges and agrees to the Company’s execution and delivery of the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture (as amended hereby) and this Seventh Supplemental Indenture, to the performance by the Company of its agreements and obligations hereunder and thereunder and to the consents, amendments and waivers set forth herein and therein. The First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture (as amended hereby) and this Seventh Supplemental Indenture, the performance or consummation of any transaction or matter contemplated under the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture (as amended hereby) and this Seventh Supplemental Indenture and all consents, amendments and waivers set forth herein and therein, shall not limit, restrict, extinguish or otherwise impair any Guarantor’s liability to the Trustee, the Collateral Trustee or the Holders with respect to the payment and other performance obligations of such Guarantor pursuant to the Guaranteed Obligations. Each Guarantor hereby ratifies, confirms and approves its Guaranteed Obligations and acknowledges that it is unconditionally liable to the Trustee, the Collateral Trustee and the Holders for the full and timely payment of the Guaranteed Obligations (on a joint and several basis with the other Guarantors). Each Guarantor hereby acknowledges that it has no defenses, counterclaims or set-offs with respect to the full and timely payment of any or all Guaranteed Obligations as of the date hereof.

7.          Costs and Expenses.   The Company shall pay the reasonable costs and expenses actually incurred by the Trustee, the Collateral Trustee, and the Requisite Holder in connection with the preparation, negotiation, and/or review of this Seventh Supplemental Indenture and the agreements, documents, and/or instruments executed and/or delivered in connection therewith, including without limitation all of the Trustee’s, the Collateral Trustee’s and the Requisite Holder’s reasonable out-of-pocket legal fees incurred in connection therewith for which the Company has received an invoice, which invoice shall provide reasonably detailed documentation of such costs and expenses, in each case, within fifteen days after written demand for such payment (accompanied by the invoice in question), which may be in the form of an email (accompanied by the invoice in question) by the Trustee, the Collateral Trustee, the Requisite Holder or any of their respective counsel, as applicable.

8.          Release.   In consideration of the benefits provided to each of the Credit Parties under this Seventh Supplemental Indenture, each of the Credit Parties hereby agrees as follows:

(a)         The Credit Parties, for themselves and on behalf of their respective successors and assigns, do hereby release, acquit and forever discharge the Trustee, the Collateral Trustee, the Requisite Holder, and the Sole Holder, and the respective past or present officers, directors, attorneys, affiliates, employees and agents of the Trustee, the Collateral Trustee, the Requisite Holder, and the Sole Holder, and each of their respective successors and assigns, from any and all claims, demands, obligations, liabilities, causes of action, offsets, damages, costs or expenses, of every type, kind or nature, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, including any claims that the Credit Parties and their respective successors, counsel and advisors may in the future discover they would have now had if they had known facts not now known to them, whether founded in contract, in tort or pursuant to any other theory of liability, that each of the Credit Parties now has or may acquire against any one or more of them, arising out of events or transactions which occurred on or before the date hereof (each a “Released Claim” and collectively, the “Released Claims”), including without limitation, those Released Claims arising out of or connected with the transactions arising under or related to any of the Indenture Documents.

(b)         The provisions, waivers and releases set forth in this Section are binding upon the Credit Parties and their respective assigns and successors in interest. The provisions, waivers and releases of this Section shall inure to the benefit of the Trustee, the Collateral Trustee, the Requisite Holder and the Sole Holder, and each of their respective agents, employees, officers, directors, assigns and successors in interest. The Credit Parties warrant and represent that they are the sole and lawful owner of all right, title and interest in and to all of the claims released hereby and they have not heretofore voluntarily, by operation of law or otherwise, assigned or transferred or purported to assign or transfer to any person any such claim or any portion thereof. Each of the Credit Parties shall indemnify and hold harmless the Trustee, the Collateral Trustee, the Requisite Holder and the Sole Holder from and against any claim, demand, damage, debt and liability (including payment of attorneys’ fees and costs actually incurred whether or not litigation is commenced) based on or arising out of any such assignment or transfer. The provisions of this Section shall survive the date hereof. Nothing herein is or should be construed to be a release of claims against the Credit Parties or a satisfaction of any Indebtedness.

9.        Governing Law.    THIS SEVENTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (OR, TO THE EXTENT REQUIRED, THE LAW OF THE JURISDICTION IN WHICH THE COLLATERAL IS LOCATED), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF.

10.        Multiple Originals.    The parties may sign any number of copies of this Seventh Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Seventh Supplemental Indenture. Delivery of an executed counterpart by facsimile or PDF shall be as effective as delivery of a manually executed counterpart thereof.

11.        Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SEVENTH SUPPLEMENTAL INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED THEREBY.

12.        Consent to Jurisdiction.    Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any competent New York State court or federal court of the United States sitting in the State and City of New York, County of New York and Borough of Manhattan, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Seventh Supplemental Indenture or the Notes, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such state court sitting in the State and City of New York, County of New York and Borough of Manhattan or, to the extent permitted by law, in such federal court sitting in the State and City of New York, County of New York and Borough of Manhattan.

Each of the Parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action proceeding arising out of or relating to this Seventh Supplemental Indenture or the Notes in any such New York State or federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

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IN WITNESS WHEREOF, the undersigned has caused this Seventh Supplemental Indenture to be executed and delivered as of the date first above written.

COMPANY:

GEVO, INC.

By:	/s/ Mike Willis
Name:	Mike Willis
Title:	Chief Financial Officer

GUARANTORS:

AGRI-ENERGY, LLC

By:	/s/ Mike Willis
Name:	Mike Willis
Title:	Chief Financial Officer

GEVO DEVELOPMENT, LLC

By:	/s/ Mike Willis
Name:	Mike Willis
Title:	Chief Financial Officer

REQUISITE HOLDER AND SOLE HOLDER:

WB GEVO, LTD.

By:	/s/ Mark Strefling
Name:	Mark Strefling
Title:	General Counsel & Chief Operating Officer

TRUSTEE:

WILMINGTON SAVINGS FUND SOCIETY, FSB as Trustee

By:	/s/ Jason B. Hill

Name:	Jason B. Hill
Title:	Assistant Vice President

COLLATERAL TRUSTEE:

WILMINGTON SAVINGS FUND SOCIETY, FSB as Collateral Trustee

By:	/s/ Jason B. Hill

Name:	Jason B. Hill
Title:	Assistant Vice President